Mail Stop 3561

May 19, 2010

Mr. Donnie Smith
Chief Executive Officer
Tyson Foods Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999

      Re: Tyson Foods Inc.
              Form 10-K for the year ended October 3, 2009
              Filed November 23, 2009
              File No. 1-14704

Dear Mr. Smith:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

           Sincerely,

           Linda Cvrkel
           Branch Chief